Hydrogenics Corporation
Third Quarter 2007 Interim Consolidated Financial Statements and
Results of Operations

Hydrogenics Corporation
Hydrogenics Corporation
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)
(unaudited)

	September 30	December 31
	2007	2006

Assets

Current assets
Cash and cash equivalents	$23,085	$5,937
Short-term investments	14,829	54,350
Accounts receivable	9,424	9,740
Grants receivable	903	1,901
Inventories (note 4)	16,353	12,718
Prepaid expenses	921	1,539

	65,515	86,185

Property, plant and equipment	5,112	5,435
Intangible assets	313	500
Goodwill	5,025	5,025
Other non-current assets	28	28

	$75,993	$97,173

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$18,009	$21,380
Unearned revenue	8,080	8,809

	26,089	30,189

Long-term debt	2	94
Deferred research and development grants	398	133

	26,489	30,416

Shareholders’ Equity
Share capital and contributed surplus	322,191	321,094
Deficit	(267,604)	(249,033)
Accumulated other comprehensive loss	(5,083)	(5,304)

	49,504	66,757

	$75,993	$97,173

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Norman Seagram	Douglas Alexander
Chairman	Director

Third Quarter 2007 Interim Consolidated Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Interim Consolidated Statement of Shareholders’ Equity
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

					Accumulated
					other	Total
	Common shares		Contributed		comprehensive	shareholders’
	Number	Amount	surplus	Deficit	income (loss)	equity
Balance at Dec. 31, 2005	91,679,670	$306,957	$11,847	$(118,274)	$(5,023)	$195,507

Net loss for the period	—	—	—	(130,759)		(130,759)
Foreign currency translation adjustments	—	—	—		(281)	(281)

Comprehensive loss						(131,040)

Shares issued:
Issuance of common shares on exercise of options	236,796	419	—			419
Stock-based consulting expense			39			39
Stock-based compensation expense			1,832			1,832

Balance at Dec. 31, 2006	91,916,466	307,376	13,718	(249,033)	(5,304)	66,757

Net loss for the period	—	—	—	(18,571)		(18,571)
Foreign currency translation adjustments	—	—	—		221	221

Comprehensive loss						(18,350)

Shares issued:
Shares returned to treasury	(150,775)	(504)	335			(169)
Stock-based compensation expense			1,266			1,266

Balance at Sept. 30, 2007	91,765,691	$306,872	$15,319	$(267,604)	$(5,083)	$49,504

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.	Page 3
Third Quarter 2007 Interim Consolidated Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Interim Consolidated Statements of Operations
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2007	2006	2007	2006

Revenues	$10,624	$9,000	$26,939	$20,512

Cost of revenues	9,544	8,435	23,980	19,688

	1,080	565	2,959	824

Operating expenses
Selling, general and administrative	5,197	7,123	17,091	20,347
Research and product development (note 7)	3,054	2,693	7,606	5,875
Amortization of property, plant and equipment	230	397	677	927
Amortization of intangible assets	63	2,118	188	6,354
Impairment of intangible assets and goodwill	—	79,896	—	79,896

	8,544	92,227	25,562	113,399

Loss from operations	(7,464)	(91,662)	(22,603)	(112,575)

Other income (expenses)
Provincial capital tax (recovery)	(174)	8	(248)	(78)
Interest, net	462	814	1,920	2,820
Foreign currency gains	704	73	2,373	1,126

	992	895	4,045	3,868

Loss before income taxes	(6,472)	(90,767)	(18,558)	(108,707)
Current income tax expense (recovery)	6	(35)	13	(17)

Net loss for the period	$(6,478)	$(90,732)	$(18,571)	$(108,690)

Net loss per share
Basic and diluted (note 8)	$(0.07)	$(0.99)	$(0.20)	$(1.18)

Weighted average number of common shares outstanding	91,765,691	91,858,314	91,808,770	91,782,208

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.	Page 4
Third Quarter 2007 Interim Consolidated Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(unaudited)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2007	2006	2007	2006

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(6,478)	$(90,732)	$(18,571)	$(108,690)
Items not affecting cash
Amortization of property, plant and equipment	407	516	1,208	1,409
Amortization of intangible assets	63	2,118	188	6,354
Impairment of intangible assets and goodwill	—	79,896	—	79,896
Unrealized foreign exchange (gains) losses	193	(82)	274	(94)
Imputed interest on long-term debt	—	—	—	1
Non-cash consulting fees	—	—	—	39
Stock-based compensation	370	541	1,266	1,538
Net change in non-cash working capital	(180)	1,751	(5,660)	1,329

	(5,625)	(5,992)	(21,295)	(18,218)

Investing activities
Decrease (increase) in short-term investments	(14,829)	(50,136)	39,521	26,874
Purchase of property, plant and equipment	(378)	(517)	(885)	(1,322)

	(15,207)	(50,653)	38,636	25,552

Financing activities
Repayment of long-term debt	—	(27)	(94)	(120)
Deferred research and development grant	60	18	70	21
Common shares issued (purchased and cancelled), net of issuance costs	—	31	(169)	419

	60	22	(193)	320

Increase (decrease) in cash and cash equivalents during the period	(20,772)	(56,623)	17,148	7,654

Cash and cash equivalents – Beginning of period	43,857	69,671	5,937	5,394

Cash and cash equivalents – End of period	$23,085	$13,048	$23,085	$13,048

Supplemental disclosure
Interest paid	$9	$34	$17	$2
Income taxes paid	(9)	19	4	5

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.	Page 5
Third Quarter 2007 Interim Consolidated Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
1. Basis of preparation
The accompanying interim consolidated financial statements of Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and are presented in U.S. dollars, unless otherwise noted. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual consolidated financial statements. Canadian GAAP, in the case of the Corporation, conforms in all material respects with accounting principles generally accepted in the United States, except as outlined in note 11.
The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for interim periods. Operating results for the three and nine-months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2007. The accounting policies used in the preparation of these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Corporation’s fiscal 2006 annual report.
These interim consolidated financial statements follow the same accounting policies and methods of application as the consolidated financial statements for the year ended December 31, 2006, except as described in note 2 below. Certain prior year amounts have been reclassified to conform with the current period presentation.
2. Recent Accounting Pronouncements
(i) Canadian standards
The Canadian Institute of Chartered Accountants (“CICA”) has issued Handbook Section 1535, “Capital Disclosures,” Section 3862 “Financial Instruments — Disclosures,” and Section 3863, “Financial Instruments-Presentation.” Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate objectives, policies and processes for managing capital. Sections 3862 and 3863 will replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections will place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Corporation plans to adopt this new guidance effective January 1, 2008. The Corporation does not expect the adoption of this guidance to have a material impact on its financial position, results of operations or cash flows.
In May 2007, the CICA issued Handbook Section 3031, which replaces the existing Section 3030 “Inventories.” The standard introduces changes to the measurement and disclosure of inventory and converges with international accounting standards. This standard is effective for interim and annual periods relating to fiscal years beginning on or after January 1, 2008 with earlier application encouraged. The Corporation plans to adopt this new standard effective January 1, 2008. The Corporation is evaluating the impact the new standard will have on its financial statements.

Third Quarter 2007 Interim Consolidated Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
(ii) U.S. standards
In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides accounting guidance on classification, accounting in interim periods, de-recognition, disclosure and transition, and interest and penalties. The Corporation adopted this standard for generally accepted accounting principles in the United States (“U.S. GAAP”) reporting purposes effective January 1, 2007. The adoption of this standard did not have a material impact on the Corporation’s financial position, results of operations or cash flows under U.S. GAAP reporting.
3. Business streamlining initiative
On March 20, 2007, the Corporation’s Board of Directors approved a restructuring and streamlining of the Corporation’s operations in order to reduce its overall cost structure. The Corporation recorded a $2,100 charge for severance and related expenses, which are included in selling, general and administrative expenses. As at September 30, 2007, $247 remained unpaid and is anticipated to be paid in 2007. The substantial majority of this charge pertains to the Power Systems business segment.
4. Inventories

	September 30	December 31
	2007	2006

Raw materials	$7,143	$5,866
Work-in-progress	9,104	6,322
Finished goods	106	530

	$16,353	$12,718

5. Warranties
Product warranty liabilities are included in accounts payable and accrued liabilities on the interim consolidated balance sheet. Changes in the Corporation’s aggregate product warranty liabilities for the nine months ended September 30, 2007 are as follows:

Balance, December 31, 2006	$5,077
Accruals for warranties issued during the period	1,645
Settlements made during the period	(3,083)

Balance, September 30, 2007	$3,639

Third Quarter 2007 Interim Consolidated Financial Statements	Page 7

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
6. Stock-based compensation
During the nine months ended September 30, 2007, 1,644,960 stock options with a weighted average fair value of $0.47 per share at the date of grant were issued to employees. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following assumptions:

	Sept. 30	Sept. 30
	2007	2006

Risk free interest rate (%)	4.11%	4.30%
Expected volatility (%)	56%	55%
Expected life (in years)	4	4
Expected dividends	nil	nil
Stock-based compensation expense of $370 and $1,266 for the three and nine months ended September 30, 2007 is included in selling, general and administrative expenses.
7. Research and product development
Research and product development expenses are recorded net of third party program funding received or receivable. For the three and nine months ended September 30, 2007, research and product development expenses and program funding, which has been received or is to be received, are as follows:

	Three months ended Sept. 30
	2007	2006

Research and product development expenses	$3,223	$3,115
Research and product development funding	(169)	(422)

Net research and product development expenses	$3,054	$2,693

	Nine months ended Sept. 30
	2007	2006

Research and product development expenses	$8,002	$8,212
Research and product development funding	(396)	(2,337)

Net research and product development expenses	$7,606	$5,875

8. Net loss per share
For the three and nine months ended September 30, 2007, the weighted average number of common shares outstanding was 91,765,691 and 91,808,770 (September 30, 2006 — 91,858,314 and 91,782,208). No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as the effect would be anti-dilutive.

Third Quarter 2007 Interim Consolidated Financial Statements	Page 8

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
9. Guarantees
As at September 30, 2007, the Corporation had outstanding standby letters of credit and letters of guarantee issued by several financial institutions, which totalled $6,727 (December 31, 2006 - $2,980) with expiry dates extending to October 2011. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn upon by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event that the instruments are drawn.
10. Segmented financial information
The Corporation’s three reportable segments include: (i) OnSite Generation; (ii) Power Systems; and (iii) Test Systems. Where applicable, corporate and other activities are reported separately as Corporate & Other. OnSite Generation includes the design, development, manufacture, and sale of hydrogen generation products. Power Systems includes the design, development, manufacture, and sale of fuel cell products. Test Systems includes the design, development, manufacture, and sale of fuel cell test products and the provision of fuel cell diagnostic testing services.
Financial information by reportable segment for the three and nine months ended September 30, 2007 and 2006 is as follows:

	Three months ended September 30, 2007
	OnSite	Power	Test	Corporate &
	Generation	Systems	Systems	Other	Total
Revenue from external customers	$6,162	$1,010	$3,452	$—	$10,624
Amortization of intangible assets	—	—	—	63	63
Amortization of property, plant and equipment	—	—	—	230	230
Interest income	—	—	—	471	471
Interest expense	—	—	—	(9)	(9)
Income tax expense	—	—	—	6	6
Segment income (loss) (i)	(727)	(3,755)	98	(2,094)	(6,478)

Third Quarter 2007 Interim Consolidated Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

	Nine months ended September 30, 2007
	OnSite	Power	Test
	Generation	Systems	Systems	Corporate & Other	Total
Revenue from external customers	$13,304	$4,286	$9,349	$—	$26,939
Amortization of intangible assets	—	—	—	188	188
Amortization of property, plant and equipment	—	—	—	677	677
Interest income	—	—	—	1,937	1,937
Interest expense	—	—	—	(17)	(17)
Income tax expense	—	—	—	13	13
Segment loss (i)	(3,919)	(10,439)	(20)	(4,193)	(18,571)

	Three months ended September 30, 2006
	OnSite	Power	Test	Corporate &
	Generation	Systems	Systems	Other	Total
Revenue from external customers	$5,009	$1,938	$2,053	$—	$9,000
Amortization of intangible assets	—	—	—	2,118	2,118
Amortization of property, plant and equipment	—	—	—	397	397
Impairment of intangible assets and goodwill	—	—	—	79,896	79,896
Interest income	—	—	—	815	815
Interest expense	—	—	—	(1)	(1)
Income tax recovery	—	—	—	(35)	(35)
Segment loss (i)	(3,116)	(2,435)	(225)	(84,956)	(90,732)

	Nine months ended September 30, 2006
	OnSite	Power	Test	Corporate &
	Generation	Systems	Systems	Other	Total
Revenue from external customers	$8,988	$4,055	$7,469	$—	$20,512
Amortization of intangible assets	—	—	—	6,354	6,354
Amortization of property, plant and equipment	—	—	—	927	927
Impairment of intangible assets and goodwill	—	—	—	79,896	79,896
Interest income	—	—	—	2,821	2,821
Interest expense	—	—	—	(1)	(1)
Income tax recovery	—	—	—	(17)	(17)
Segment loss (i)	(8,890)	(6,066)	(215)	(93,519)	(108,690)

(i)	Segment income (loss) includes directly attributable selling, general and administrative costs, research and product development costs, net of associated grants and amortization of property, plant and equipment and intangible assets.
Intangible assets and goodwill relating to the Corporation’s OnSite Generation segment as at September 30, 2007 are $313 and $5,025, respectively (December 31, 2006 — $500 and $5,025). The Corporation currently does not allocate its remaining assets among reportable segments.
A significant portion of the Corporation’s intangible assets and goodwill are common across the locations. Therefore, management does not classify intangible assets and goodwill on a location basis.

Third Quarter 2007 Interim Consolidated Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
Geographical information based on customer location is as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
	2007	2006	2007	2006

United States	$1,495	$2,406	$8,212	$6,883
Russia	1,432	—	2,968	12
Argentina	2,042	—	2,042	—
Canada	1,260	969	1,834	1,982
France	104	510	1,522	1,288
Japan	29	350	1,449	1,489
Dubai	1,226	—	1,226	—
Germany	244	—	878	723
Korea	861	2,215	861	2,215
China	197	—	810	6
Italy	85	—	776	—
Romania	2	1	369	1,329
Poland	—	—	282	3
United Kingdom	—	145	269	782
Rest of world	1,647	2,404	3,441	3,800

	$10,624	$9,000	$26,939	$20,512

11. Measurement differences between Canadian and United States accounting principles
These interim consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles that the Corporation would have followed had its financial statements been prepared in accordance with U.S. GAAP. As permitted for qualifying foreign private issuers, not all disclosures required to provide a complete reconciliation have been provided.
A reconciliation of the net loss between Canadian GAAP and U.S. GAAP is as follows:

	Three months ended Sept. 30		Nine months ended Sept. 30
	2007	2006	2007	2006

Net loss for the period, based on Canadian GAAP	$(6,478)	$(90,732)	$(18,571)	$(108,690)
Impairment charge related to in-process research and product development (i)	—	11,100	—	—
Amortization of in-process research and product development (i)	—	657	—	1,971

Net loss for the period based on U.S. GAAP	$(6,478)	$(78,975)	$(18,571)	$(106,719)

Basic and diluted loss per share based on U.S. GAAP	$(0.07)	$(0.86)	$(0.20)	$(1.16)
Weighted average number of common shares outstanding	91,765,691	91,858,314	91,808,770	91,782,208

Third Quarter 2007 Interim Consolidated Financial Statements

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)

(i)	In-process research and product development
Under U.S. GAAP, in-process research and product development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and product development is capitalized and amortized over the estimated useful life. In-process research and product development is included in product technology.
12. Subsequent event
On November 7, 2007, the Corporation announced plans to windup its fuel cell test products design, development and manufacturing business due to lower than planned gross margin and growth prospects and not achieving certain operating targets. The Corporation expects to utilize between $3,500 and $4,000 of cash resources relating to the closure of this business, with a corresponding charge to earnings, the majority of which is anticipated to be incurred prior to December 31, 2007. The windup is anticipated to be carried out within a two-year period as it will be required to incur costs related to severance, facility closure and warranty obligations.

Page 12
Third Quarter 2007 Interim Consolidated Financial Statements